UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CKE RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0602639

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6307 Carpinteria Ave., Ste. A, Carpinteria, California	93013
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Preferred Share Purchase Rights, $0.01 per share	New York Stock Exchange
(Title of Class)	(Name of Exchange)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On December 29, 2008, the Board of Directors of CKE Restaurants, Inc. (the “Company”) approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s Common Stock to stockholders of record at the close of business on January 7, 2009 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, $0.01 par value (the “Preferred Stock”), at a purchase price of $40.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services, LLC, a New Jersey limited liability company, as Rights Agent, dated as of January 5, 2009, as may be amended, restated or otherwise modified from time to time (the “Rights Agreement”).

The following summary of the principal terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1, and is hereby incorporated by reference.

Certificates.  Initially, the Rights will not be exercisable, the Rights will be attached to the shares of Common Stock underlying the balances indicated in the book-entry account system of the transfer agent for the Common Stock, or, in the case of certificated shares, all Common Stock certificates representing shares then outstanding, and no separate rights certificates (the “Rights Certificates”) will be distributed.  Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of the outstanding shares of Common Stock.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the balances indicated in the book-entry account system of the transfer agent for the Common Stock registered in the names of the holders of the Common Stock or, in the case of certificated shares, the Common Stock certificates, and will be transferred with and only with such shares or, in the case of certificated shares, Common Stock certificates, (ii) confirmation and account statements sent to holders of shares of Common Stock in book-entry form or, in the case of certificated shares, new Common Stock certificates issued after the Record Date, will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of any shares of Common Stock or, in the case of certificated shares, certificates for Common Stock, outstanding will also constitute the transfer of the Rights associated with such shares of Common Stock, or in the case of certificated shares, the Common Stock represented by such certificates.

Expiration and Exercise.  The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2009, unless the Rights are previously redeemed, exchanged or terminated (including by stockholder action in connection with a “Qualified Offer” as defined in the Rights Agreement) as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

“Flip-In.”  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person becomes the beneficial owner of more than fifteen percent (15%) of the outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than one percent (1%) (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the exercise price of the Right.  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will become null and void.

For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40.  Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase eight (8) shares of Common Stock for $40.

“Flip-Over.”  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) fifty percent (50%) or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.

Exchange Feature.  At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange rate of one share of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).

Adjustment for Dilution.  The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price.  No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption.  At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.  However, in the event that the Company receives a Qualified Offer, the rights may be redeemed by way of a stockholder action taken at a special meeting of stockholders called by the Board of Directors for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement.  The special meeting must be held not less than ninety (90) and not more than one hundred twenty (120) days after the date the Qualified Offer is received.  Such an action by stockholders requires the affirmative vote of at least a majority of all outstanding shares of Common Stock entitled to vote as of the record date of the special meeting, and is effective immediately prior to the consummation of any Qualified Offer consummated within sixty (60) days after the special meeting.  A “Qualified Offer” is a tender offer for all outstanding shares of Common Stock not already beneficially owned by the person making the Qualified Offer that meets all of the following conditions:

       ▪                   the same per share price and consideration is offered for all shares of Common Stock, is at least eighty percent (80%) cash (and any non-cash portion is comprised of shares listed on a national securities exchange), and is to be paid upon consummation of the Qualified Offer;

       ▪                   the offering person has on hand cash or cash equivalents for the full amount necessary to consummate the Qualified Offer, or has all financing in the full amount necessary to consummate the Qualified Offer, and has entered into definitive financing agreements;

       ▪                   the offering person requests that the Company call a special meeting of stockholders to accept the Qualified Offer and to authorize the redemption of the Rights, and contains a written agreement of the person making the Qualified Offer to pay at least one-half (1/2) the Company's costs of such special meeting;

       ▪                  the Qualified Offer by its terms remains open for at least sixty (60) business days and at least fifteen (15) additional business days after any increase in price or after any bona fide alternative offer for a higher consideration is made;

       ▪                 the Qualified Offer is accompanied by a written opinion of a nationally recognized investment banking firm, stating that the price to be paid to stockholders pursuant to the Qualified Offer is fair from a financial point of view to such stockholders and including any written presentation of such firm showing the analysis and range of values underlying such conclusion;

       ▪                 on or before the date the Qualified Offer is commenced, the offering person makes an irrevocable written commitment to the Company:
w             to acquire, within five (5) business days upon completion of the Qualified Offer, all shares of Common Stock then not beneficially owned by such person at the same price, and for the same consideration, per share as paid in the Qualified Offer;

w      not to amend its offer to reduce the per share price, to change the form of consideration offered, or to reduce the number of shares being sought; and

w       if the Qualified Offer is not consummated, that such person will not make another offer for the Common Stock within one (1) year if at least eighty-five percent (85%) of the common stock not owned by such person has not been tendered; and

       ▪                 the Qualified Offer is not subject to any financing, funding or similar condition, does not include any condition relating to completion of or satisfaction with any due diligence or similar investigation, and otherwise provides for usual and customary terms and conditions.

Stockholder Rights.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Amendments.  The Company (by action of the Board) may supplement or amend any provision of the Rights Agreement from time to time, including, without limitation, in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions, to shorten or lengthen any time period under the Rights Agreement, or to change, amend, or supplement the provisions of the Rights Agreement in any manner which the Company may deem necessary or desirable.  Notwithstanding the foregoing, from and after such time as any person becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void).

Item 2. Exhibits.

Exhibit Number	Exhibit Description

3.1
Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 1, 1994).

3.2
Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 24, 1998).

3.3	Bylaws of the Company, as amended through September 4, 2008, (incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 11, 2008).

4.1
Rights Agreement, dated as of January 5, 2009, between CKE Restaurants, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Preferred Stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CKE RESTAURANTS, INC.

January 5, 2009	/s/ Theodore Abajian

Theodore Abajian
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1
Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 1, 1994).

3.2
Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 24, 1998).

3.3	Bylaws of the Company, as amended through September 4, 2008, (incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 11, 2008).

4.1
Rights Agreement, dated as of January 5, 2009, between CKE Restaurants, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Preferred Stock.